UFOOD RESTAURANT GROUP, INC.
255 Washington Street, Suite 150
Newton, MA 02458
(617) 787-6000

June 1, 2011

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amendment No. 1 to Registration Statement Registration No. 333-136167 Application to Withdraw Amendment No. 1 to Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), UFood Restaurant Group, Inc., a Nevada corporation (the “Company”), hereby requests the withdrawal of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No.:333-136167) filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2011 (the “Registration Statement Amendment”). No securities have been sold in connection with the Registration Statement Amendment.

The Registration Statement Amendment was filed to amend the Registration Statement on Form S-1 (File No.:333-171459) filed by the Company with the Commission on December 29, 2010 (the “Registration Statement”). The Registration Statement Amendment set forth a different file number than the Registration Statement, and the Company respectfully requests that, that in accordance with the provisions of Rule 477 under the 1933 Act, the Commission grant the withdrawal of the Registration Statement Amendment so that a new amendment can be filed by the Company with the same file number as the Registration Statement.

If you have any questions or comments with respect to this withdrawal request, please contact the Company’s counsel, Richard Krantz, Esq., of Robinson & Cole LLP, at 1055 Washington Blvd., Stamford, Connecticut 06901 (Telephone: 203-462-7500) or the undersigned, at the address or telephone number set forth above.

Very truly yours,

UFood Restaurant Group, Inc.

By: /s/ George Naddaff George Naddaff Chief Executive Officer

cc: Richard Krantz, Esq.